Exhibit 99.2

4Q2006 Financial Data Supplement
As of 1 February 2007
Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2006.

Financial Summary

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2003	2004	2005	2006	FY 2005
Share price at period end	€66.55	€64.71	€77.82	€81.90	€94.25	€88.00	€95.16	€101.34	24%	6%	€65.70	€65.32	€81.90	€101.34	24%
Share price high	€69.90	€68.52	€78.50	€85.00	€96.19	€100.20	€95.81	€103.29	22%	8%	€66.04	€77.77	€85.00	€103.29	22%
Share price low	€63.35	€60.90	€63.00	€74.06	€81.17	€80.74	€82.39	€94.00	27%	14%	€32.97	€52.37	€60.90	€80.74	33%

Basic earnings per share	€2.36	€2.04	€2.12	€1.05	€3.76	€2.74	€2.77	€4.01	N/M	45%	€2.44	€5.02	€7.62	€13.31	75%
Diluted earnings per share[1]	€2.09	€1.90	€1.89	€0.94	€3.30	€2.17	€2.45	€3.55	N/M	45%	€2.31	€4.53	€6.95	€11.55	66%
Basic shares outstanding (average), in m.	468	464	468	464	455	447	446	452	(3)%	1%	559	493	463	450	(3)%
Diluted shares outstanding (average), in m.	509	499	510	517	519	512	503	511	(1)%	2%	590	532	509	511	0%

Return on average shareholders’ equity (post-tax)	16.7%	14.1%	13.9%	6.3%	22.4%	16.3%	16.5%	22.6%	16.3 ppt	6.1 ppt	4.7%	9.1%	12.5%	19.5%	7.0 ppt
Adjusted return on average active equity (post-tax)[2]	19.2%	15.6%	20.1%	10.3%	25.4%	18.8%	18.5%	26.0%	15.7 ppt	7.5 ppt	5.2%	10.5%	16.2%	22.2%	6.0 ppt
Pre-tax return on average shareholders’ equity	27.0%	21.1%	26.3%	13.4%	34.2%	24.8%	23.8%	23.3%	9.9 ppt	(0.5)ppt	9.5%	14.8%	21.7%	26.4%	4.7 ppt
Pre-tax return on average active equity	30.2%	23.4%	29.2%	15.4%	39.7%	28.6%	26.7%	26.9%	11.5 ppt	0.2 ppt	10.1%	16.3%	24.3%	30.4%	6.1 ppt
Cost/income ratio[3]	71.5%	74.8%	70.3%	82.3%	67.3%	71.1%	70.6%	72.1%	(10.2)ppt	1.5 ppt	81.8%	79.9%	74.7%	70.2%	(4.5)ppt

Total revenues, in EUR m.	6,583	5,901	6,617	6,538	7,990	6,800	6,391	7,156	9%	12%	21,268	21,918	25,640	28,338	11%
Provision for loan losses, in EUR m.	94	75	87	118	10	95	101	124	5%	22%	1,113	372	374	330	(12)%
Total noninterest expenses, in EUR m.	4,706	4,412	4,652	5,383	5,375	4,838	4,510	5,159	(4)%	14%	17,399	17,517	19,154	19,883	4%

Income before income tax expense and cumulative effect of accounting changes, in EUR m.	1,783	1,414	1,878	1,037	2,605	1,867	1,780	1,873	81%	5%	2,756	4,029	6,112	8,125	33%

Income before cumulative effect of accounting changes, net of tax, in EUR m.	1,103	947	991	487	1,664	1,226	1,236	1,814	272%	47%	1,214	2,472	3,529	5,940	68%

Net income, in EUR m.	1,103	947	991	487	1,710	1,226	1,236	1,814	272%	47%	1,365	2,472	3,529	5,986	70%

Underlying revenues, in EUR m.	6,456	5,835	6,149	6,044	7,839	6,702	6,213	6,970	15%	12%	21,892	21,238	24,483	27,724	13%
Provision for credit losses, in EUR m.	81	80	91	98	4	78	70	129	32%	85%	1,063	307	350	280	(20)%
Operating cost base, in EUR m.	4,526	4,272	4,471	4,833	5,302	4,788	4,537	5,117	6%	13%	17,257	16,900	18,101	19,745	9%
Underlying pre-tax profit, in EUR m.	1,837	1,472	1,576	1,092	2,515	1,831	1,603	1,731	59%	8%	3,575	4,028	5,978	7,680	28%
Underlying pre-tax return on average active equity	31.1%	24.3%	24.5%	16.2%	38.4%	28.0%	24.0%	24.8%	8.6 ppt	0.8 ppt	13.1%	16.3%	23.8%	28.7%	4.9 ppt
Underlying cost/income ratio	70.1%	73.2%	72.7%	80.0%	67.6%	71.4%	73.0%	73.4%	(6.6)ppt	0.4 ppt	78.8%	79.6%	73.9%	71.2%	(2.7)ppt

Total assets[4], in EUR bn.	901	964	972	992	1,035	1,058	1,097	1,128	14%	3%	804	840	992	1,128	14%
Loans, net[4], in EUR bn.	143	143	146	151	157	164	177	168	11%	(5)%	145	136	151	168	11%
Shareholders’ equity[4], in EUR bn.	27	28	30	30	31	29	31	33	10%	6%	28	26	30	33	10%

BIS core capital ratio (Tier I)[4]	9.2%	9.1%	9.0%	8.7%	8.8%	8.7%	8.9%	8.9%	0.2 ppt	0.0 ppt	10.0%	8.6%	8.7%	8.9%	0.2 ppt

Branches[4]	1,561	1,563	1,576	1,588	1,587	1,605	1,609	1,717	8%	7%	1,576	1,559	1,588	1,717	8%
thereof: in Germany	831	831	834	836	834	835	835	934	12%	12%	845	831	836	934	12%

Employees (full-time equivalent)[4]	64,527	63,652	63,751	63,427	64,103	65,435	67,474	68,849	9%	2%	67,682	65,417	63,427	68,849	9%
thereof: in Germany	27,026	26,770	26,741	26,336	26,247	26,214	26,332	26,401	0%	0%	29,878	27,093	26,336	26,401	0%

Long-term rating[4]
Moody’s Investors Service, New York	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3	Aa3			Aa3	Aa3	Aa3	Aa3
Standard & Poor’s, New York	AA-	AA-	AA-	AA-	AA-	AA-	AA-	AA-			AA-	AA-	AA-	AA-
Fitch Ratings, New York	AA-	AA-	AA-	AA-	AA-	AA-	AA-	AA-			AA-	AA-	AA-	AA-

1	Including numerator effect of assumed conversions.
2	The reconciliation of average active equity and adjusted net income (loss) is provided on page 5 of this document.
3	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.
4	At period end.
Source for share price information: Thomson Financial, based on XETRA; high and low based on intraday prices.

Consolidated Statement of Income (In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2003	2004	2005	2006	FY2005
Interest revenues	8,907	11,468	9,998	11,335	12,485	15,493	14,080	13,160	16%	(7)%	27,583	28,023	41,708	55,217	32%
Interest expense	7,464	9,855	8,782	9,606	10,881	13,623	12,217	11,578	21%	(5)%	21,736	22,841	35,707	48,298	35%
Net interest revenues	1,443	1,613	1,216	1,729	1,604	1,870	1,863	1,582	(9)%	(15)%	5,847	5,182	6,001	6,919	15%
Provision for loan losses	94	75	87	118	10	95	101	124	5%	22%	1,113	372	374	330	(12)%

Net interest revenues after provision for loan losses	1,349	1,538	1,129	1,611	1,594	1,775	1,762	1,458	(9)%	(17)%	4,734	4,810	5,627	6,589	17%

Commissions and fees from fiduciary activities	809	848	938	961	937	1,034	917	1,107	15%	21%	3,273	3,211	3,556	3,995	12%
Commissions, broker’s fees, markups on securities underwriting and other securities activities	918	951	1,071	1,117	1,286	1,289	1,045	1,399	25%	34%	3,564	3,711	4,057	5,019	24%
Fees for other customer services	607	553	656	659	656	630	658	585	(11)%	(11)%	2,495	2,584	2,476	2,530	2%
Trading revenues, net	2,411	1,593	2,048	1,377	2,970	1,717	1,537	2,023	47%	32%	5,611	6,186	7,429	8,247	11%
Net gains (losses) on securities available for sale	110	90	363	493	42	125	173	67	(86)%	(61)%	20	235	1,055	407	(61)%
Net income (loss) from equity method investments	132	88	53	146	271	51	78	112	(23)%	44%	(422)	388	418	512	22%
Other revenues	153	165	272	56	224	84	120	281	N/M	134%	880	421	648	709	9%

Total noninterest revenues	5,140	4,288	5,401	4,809	6,386	4,930	4,528	5,574	16%	23%	15,421	16,736	19,639	21,419	9%

Compensation and benefits	2,998	2,640	2,737	2,618	3,624	3,088	2,801	3,136	20%	12%	10,495	10,222	10,993	12,649	15%
Net occupancy expense of premises	245	258	251	260	250	250	251	268	3%	7%	1,251	1,258	1,014	1,020	1%
Furniture and equipment	40	40	41	47	42	38	37	40	(15)%	8%	193	178	169	157	(7)%
IT costs	378	373	364	424	373	371	382	460	8%	20%	1,913	1,726	1,539	1,586	3%
Agency and other professional service fees	182	197	248	268	271	298	261	372	39%	43%	836	824	895	1,202	34%
Communication and data services	147	145	146	162	158	153	154	169	4%	10%	626	599	599	634	6%
Other expenses	548	643	709	1,277	615	583	606	609	(52)%	0%	2,000	2,291	3,178	2,412	(24)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	31	N/M	N/M	114	19	—	31	N/M
Restructuring activities	168	116	156	327	42	57	18	74	(77)%	N/M	(29)	400	767	192	(75)%

Total noninterest expenses	4,706	4,412	4,652	5,383	5,375	4,838	4,510	5,159	(4)%	14%	17,399	17,517	19,154	19,883	4%

Income before income tax expense and cumulative effect of accounting changes	1,783	1,414	1,878	1,037	2,605	1,867	1,780	1,873	81%	5%	2,756	4,029	6,112	8,125	33%
Income tax expense excluding the effects of changes in the German tax law	649	467	585	339	941	641	545	414	22%	(24)%	1,327	1,437	2,039	2,541	25%
Income tax benefit from 2006 German tax law changes for the refund of distribution tax credits	—	—	—	—	—	—	—	(355)	N/M	N/M	—	—	—	(355)	N/M
Income tax expense effect from the reversal of 1999/2000 credits for tax rate changes	31	—	302	211	—	—	(1)	—	N/M	N/M	215	120	544	(1)	N/M
Income before cumulative effect of accounting changes, net of tax	1,103	947	991	487	1,664	1,226	1,236	1,814	272%	47%	1,214	2,472	3,529	5,940	68%
Cumulative effect of accounting changes, net of tax	—	—	—	—	46	—	—	—	N/M	N/M	151	—	—	46	N/M
Net income	1,103	947	991	487	1,710	1,226	1,236	1,814	272%	47%	1,365	2,472	3,529	5,986	70%

Reconciliation of Reported to Underlying Results (In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2003	2004	2005	2006	FY2005
Reported net revenues[1]	6,583	5,901	6,617	6,538	7,990	6,800	6,391	7,156	9%	12%	21,268	21,918	25,640	28,338	11%
Add (deduct)
Net (gains) losses on securities available for sale / industrial holdings including hedging	(87)	(0)	(342)	(372)	(9)	1	(114)	(12)	(97)%	(90)%	184	(176)	(801)	(134)	(83)%
Significant equity pick-ups / net (gains) losses from investments[2]	(27)	(18)	(51)	(60)	(126)	(54)	(53)	(124)	105%	134%	938	(148)	(156)	(356)	129%
Net (gains) losses from businesses sold/held for sale	—	—	(49)	(41)	—	(35)	—	(19)	(52)%	N/M	(494)	(76)	(90)	(54)	(40)%
Net (gains) losses related to premises	—	(40)	(16)	(2)	2	—	—	(14)	N/M	N/M	107	(20)	(57)	(12)	(78)%
Policyholder benefits and claims[3]	(15)	(9)	(11)	(18)	(18)	(11)	(11)	(17)	(9)%	54%	(110)	(260)	(52)	(57)	8%
Underlying revenues	6,456	5,835	6,149	6,044	7,839	6,702	6,213	6,970	15%	12%	21,892	21,238	24,483	27,724	13%

Reported provision for loan losses	94	75	87	118	10	95	101	124	5%	22%	1,113	372	374	330	(12)%
Provision for off-balance sheet positions[4]	(12)	5	4	(20)	(7)	(16)	(32)	5	N/M	N/M	(50)	(65)	(24)	(50)	104%
Provision for credit losses	81	80	91	98	4	78	70	129	32%	85%	1,063	307	350	280	(20)%

Reported noninterest expenses	4,706	4,412	4,652	5,383	5,375	4,838	4,510	5,159	(4)%	14%	17,399	17,517	19,154	19,883	4%
Add (deduct)
Restructuring activities	(168)	(116)	(156)	(327)	(42)	(57)	(18)	(74)	(77)%	N/M	29	(400)	(767)	(192)	(75)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	(31)	N/M	N/M	(114)	(19)	—	(31)	N/M
Provision for real estate fund investor compensation	—	—	—	(203)	—	5	28	78	N/M	177%	—	—	(203)	111	N/M
Minority interest	(11)	(11)	(11)	(22)	(19)	(5)	(3)	8	N/M	N/M	3	(3)	(55)	(19)	(65)%
Policyholder benefits and claims[3]	(15)	(9)	(11)	(18)	(18)	(11)	(11)	(17)	(9)%	54%	(110)	(260)	(52)	(57)	8%
Provision for off-balance sheet positions[4]	12	(5)	(4)	20	7	16	32	(5)	N/M	N/M	50	65	24	50	104%
Operating cost base	4,526	4,272	4,471	4,833	5,302	4,788	4,537	5,117	6%	13%	17,257	16,900	18,101	19,745	9%
Therein: severance payments	11	24	16	(0)	22	43	63	28	N/M	(55)%	702	282	51	156	N/M

Reported income before income taxes[5]	1,783	1,414	1,878	1,037	2,605	1,867	1,780	1,873	81%	5%	2,756	4,029	6,112	8,125	33%
Add (deduct)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(87)	(0)	(342)	(372)	(9)	1	(114)	(12)	(97)%	(90)%	184	(176)	(801)	(134)	(83)%
Significant equity pick-ups / net (gains) losses from investments[2]	(27)	(18)	(51)	(60)	(126)	(54)	(53)	(124)	105%	134%	938	(148)	(156)	(356)	129%
Net (gains) losses from businesses sold/held for sale	—	—	(49)	(41)	—	(35)	—	(19)	(52)%	N/M	(494)	(76)	(90)	(54)	(40)%
Net (gains) losses related to premises	—	(40)	(16)	(2)	2	—	—	(14)	N/M	N/M	107	(20)	(57)	(12)	(78)%
Restructuring activities	168	116	156	327	42	57	18	74	(77)%	N/M	(29)	400	767	192	(75)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	31	N/M	N/M	114	19	—	31	N/M
Provision for real estate fund investor compensation	—	—	—	203	—	(5)	(28)	(78)	N/M	177%	—	—	203	(111)	N/M
Underlying pre-tax profit	1,837	1,472	1,576	1,092	2,515	1,831	1,603	1,731	59%	8%	3,575	4,028	5,978	7,680	28%

1	Net interest revenues before provision for loan losses and total noninterest revenues.

2	Includes net gains/losses from significant equity method investments and other significant investments.

3	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

4	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

5	Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.

Reconciliation of Reported to Underlying Ratios
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2003	2004	2005	2006	FY2005
Reconciliation of cost ratios
Reported noninterest expenses	4,706	4,412	4,652	5,383	5,375	4,838	4,510	5,159	(4)%	14%	17,399	17,517	19,154	19,883	4%
Deduct

Compensation and benefits	2,998	2,640	2,737	2,618	3,624	3,088	2,801	3,136	20%	12%	10,495	10,222	10,993	12,649	15%
Non-compensation noninterest expenses	1,708	1,772	1,915	2,765	1,751	1,750	1,709	2,023	(27)%	18%	6,904	7,295	8,161	7,234	(11)%
Add (deduct)
Restructuring activities	(168)	(116)	(156)	(327)	(42)	(57)	(18)	(74)	(77)%	N/M	29	(400)	(767)	(192)	(75)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	(31)	N/M	N/M	(114)	(19)	—	(31)	N/M
Provision for real estate fund investor compensation	—	—	—	(203)	—	5	28	78	N/M	177%	—	—	(203)	111	N/M
Minority interest	(11)	(11)	(11)	(22)	(19)	(5)	(3)	8	N/M	N/M	3	(3)	(55)	(19)	(65)%
Policyholder benefits and claims	(15)	(9)	(11)	(18)	(18)	(11)	(11)	(17)	(9)%	54%	(110)	(260)	(52)	(57)	8%
Provision for off-balance sheet positions	12	(5)	(4)	20	7	16	32	(5)	N/M	N/M	50	65	24	50	104%
Non-compensation operating cost base	1,528	1,632	1,733	2,215	1,678	1,700	1,737	1,980	(11)%	14%	6,762	6,679	7,108	7,096	(0)%

Cost/income ratio	71.5%	74.8%	70.3%	82.3%	67.3%	71.1%	70.6%	72.1%	(10.2)ppt	1.5 ppt	81.8%	79.9%	74.7%	70.2%	(4.5)ppt
Underlying cost/income ratio	70.1%	73.2%	72.7%	80.0%	67.6%	71.4%	73.0%	73.4%	(6.6)ppt	0.4 ppt	78.8%	79.6%	73.9%	71.2%	(2.7)ppt
Compensation ratio	45.5%	44.7%	41.4%	40.0%	45.4%	45.4%	43.8%	43.8%	3.8 ppt	0.0 ppt	49.3%	46.6%	42.9%	44.6%	1.7 ppt
Underlying compensation ratio	46.4%	45.2%	44.5%	43.3%	46.2%	46.1%	45.1%	45.0%	1.7 ppt	(0.1)ppt	47.9%	48.1%	44.9%	45.6%	0.7 ppt
Non-compensation ratio	25.9%	30.0%	28.9%	42.3%	21.9%	25.7%	26.7%	28.3%	(14.0)ppt	1.6 ppt	32.5%	33.3%	31.8%	25.5%	(6.3)ppt
Underlying non-compensation ratio	23.7%	28.0%	28.2%	36.6%	21.4%	25.4%	27.9%	28.4%	(8.2)ppt	0.5 ppt	30.9%	31.4%	29.0%	25.6%	(3.4)ppt

Reconciliation of profitability ratios
Net income	1,103	947	991	487	1,710	1,226	1,236	1,814	272%	47%	1,365	2,472	3,529	5,986	70%
Add (deduct)
Reversal of 1999/2000 credits for tax rate changes	31	—	302	211	—	—	(1)	—	N/M	N/M	215	120	544	(1)	N/M
Cumulative effect of accounting changes, net of tax	—	—	—	—	(46)	—	—	—	N/M	N/M	(151)	—	—	(46)	N/M
Adjusted net income	1,134	947	1,293	698	1,664	1,226	1,235	1,814	160%	47%	1,429	2,592	4,073	5,939	46%

Average total shareholders’ equity	26,400	26,778	28,610	31,016	30,475	30,092	29,967	32,171	4%	7%	28,940	27,194	28,201	30,765	9%
Add (deduct)
Average unrealized net gains on securities available for sale, net of applicable tax	(1,739)	(1,443)	(2,155)	(2,756)	(2,644)	(2,192)	(2,050)	(2,506)	(9)%	22%	(810)	(1,601)	(2,023)	(2,382)	18%
Average dividend accruals	(1,041)	(1,125)	(769)	(1,256)	(1,605)	(1,768)	(1,210)	(1,766)	41%	46%	(756)	(815)	(1,048)	(1,615)	54%
Average active equity	23,620	24,210	25,687	27,005	26,226	26,132	26,707	27,899	3%	4%	27,374	24,778	25,130	26,768	7%

Return on average shareholders’ equity (post-tax)	16.7%	14.1%	13.9%	6.3%	22.4%	16.3%	16.5%	22.6%	16.3 ppt	6.1 ppt	4.7%	9.1%	12.5%	19.5%	7.0 ppt
Adjusted return on average active equity (post-tax)	19.2%	15.6%	20.1%	10.3%	25.4%	18.8%	18.5%	26.0%	15.7 ppt	7.5 ppt	5.2%	10.5%	16.2%	22.2%	6.0 ppt

Pre-tax return on average shareholders’ equity	27.0%	21.1%	26.3%	13.4%	34.2%	24.8%	23.8%	23.3%	9.9 ppt	(0.5)ppt	9.5%	14.8%	21.7%	26.4%	4.7 ppt
Pre-tax return on average active equity	30.2%	23.4%	29.2%	15.4%	39.7%	28.6%	26.7%	26.9%	11.5 ppt	0.2 ppt	10.1%	16.3%	24.3%	30.4%	6.1 ppt
Underlying pre-tax return on average active equity	31.1%	24.3%	24.5%	16.2%	38.4%	28.0%	24.0%	24.8%	8.6 ppt	0.8 ppt	13.1%	16.3%	23.8%	28.7%	4.9 ppt

Equity turnover (based on average shareholders’ equity)	99.7%	88.1%	92.5%	84.3%	104.9%	90.4%	85.3%	89.0%	4.7 ppt	3.7 ppt	73.5%	80.6%	90.9%	92.1%	1.2 ppt
Equity turnover (based on average active equity)	111.5%	97.5%	103.0%	96.8%	121.9%	104.1%	95.7%	102.6%	5.8 ppt	6.9 ppt	77.7%	88.5%	102.0%	105.9%	3.9 ppt
Underlying equity turnover (based on average active equity)	109.3%	96.4%	95.8%	89.5%	119.6%	102.6%	93.1%	99.9%	10.4 ppt	6.8 ppt	80.0%	85.7%	97.4%	103.6%	6.2 ppt

Profit margin	27.1%	24.0%	28.4%	15.9%	32.6%	27.5%	27.9%	26.2%	10.3 ppt	(1.7)ppt	13.0%	18.4%	23.8%	28.7%	4.9 ppt
Underlying profit margin	28.5%	25.2%	25.6%	18.1%	32.1%	27.3%	25.8%	24.8%	6.7 ppt	(1.0)ppt	16.3%	19.0%	24.4%	27.7%	3.3 ppt

Net Revenues
Segment View[1]
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Corporate Banking & Securities:
Origination (equity)	128	159	156	204	154	195	139	271	33%	95%	499	647	760	17%
Origination (debt)	268	244	267	238	313	380	294	339	43%	15%	916	1,017	1,328	31%

Origination	396	403	423	442	467	576	434	611	38%	41%	1,414	1,664	2,087	25%

Sales & Trading (equity)	824	602	1,023	867	1,567	743	700	1,070	23%	53%	2,492	3,316	4,080	23%
Sales & Trading (debt and other products)	2,380	1,640	1,850	1,466	2,826	2,387	1,992	1,841	26%	(8)%	6,298	7,337	9,046	23%

Sales & Trading	3,204	2,242	2,873	2,334	4,393	3,130	2,692	2,911	25%	8%	8,790	10,653	13,126	23%

Advisory	114	145	148	197	180	156	208	239	21%	15%	488	604	783	30%
Loan products[2]	380	310	240	322	168	231	203	203	(37)%	0%	1,137	1,252	805	(36)%
Other products	(42)	(21)	(102)	(59)	(64)	(130)	(59)	(65)	11%	10%	(308)	(225)	(318)	41%

Total Corporate Banking & Securities	4,051	3,080	3,581	3,236	5,146	3,964	3,477	3,898	20%	12%	11,521	13,948	16,484	18%

Global Transaction Banking:
Transaction services	487	480	495	513	535	565	542	586	14%	8%	1,865	1,975	2,228	13%
Other products	—	—	—	(0)	—	—	—	—	N/M	N/M	31	(0)	0	N/M

Total Global Transaction Banking	487	480	495	513	535	565	542	586	14%	8%	1,897	1,975	2,228	13%

Total Corporate and Investment Bank	4,538	3,560	4,076	3,749	5,681	4,529	4,019	4,484	20%	12%	13,418	15,923	18,712	18%
Asset and Wealth Management:
Portfolio/fund management (AM)	501	513	585	600	571	672	523	704	17%	34%	2,040	2,199	2,470	12%
Portfolio/fund management (PWM)	70	75	74	84	83	81	77	91	9%	18%	300	303	332	10%

Portfolio/fund management	571	587	659	684	653	754	601	795	16%	32%	2,339	2,501	2,803	12%

Brokerage	199	193	188	188	230	197	183	201	7%	10%	667	769	811	6%
Loan/deposit	37	41	43	44	45	48	47	51	14%	7%	133	165	191	16%
Payments, account & remaining financial services	4	2	4	5	5	4	5	4	(8)%	(6)%	18	15	18	17%
Other products	80	41	119	191	119	77	68	90	(53)%	33%	332	431	354	(18)%

Total Asset and Wealth Management	891	865	1,014	1,111	1,052	1,080	904	1,141	3%	26%	3,488	3,880	4,177	8%

Private & Business Clients:
Portfolio/fund management	52	53	52	59	76	72	65	73	25%	12%	187	216	287	33%
Brokerage	264	261	280	270	316	274	248	261	(3)%	5%	988	1,074	1,099	2%
Loan/deposit	549	553	558	590	589	605	613	636	8%	4%	2,226	2,251	2,442	9%
Payments, account & remaining financial services	208	189	216	229	210	215	217	238	4%	10%	898	842	881	5%
Other products	80	90	80	76	84	64	58	99	31%	71%	233	326	305	(6)%

Total Private & Business Clients	1,153	1,147	1,186	1,224	1,275	1,229	1,202	1,308	7%	9%	4,531	4,709	5,014	6%

Total Private Clients and Asset Management	2,044	2,011	2,199	2,335	2,327	2,309	2,106	2,449	5%	16%	8,020	8,589	9,191	7%
Corporate Investments	112	258	410	450	160	145	153	153	(66)%	(0)%	621	1,229	613	(50)%
Consolidation & Adjustments	(110)	72	(67)	3	(179)	(182)	113	70	N/M	(38)%	(140)	(102)	(178)	74%
Net revenues	6,583	5,901	6,617	6,538	7,990	6,800	6,391	7,156	9%	12%	21,918	25,640	28,338	11%

1	Includes net interest and trading revenues, commissions and fees and remaining revenues. For details on the net interest/trading revenue component see page 7.

2	Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (231) m in FY2004, EUR 40 m in 1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005, EUR 17 m in 4Q2005, EUR (117) m in 1Q2006, Euro (53) m in 2Q2006, EUR (65) m in 3Q2006 and EUR (80) m in 4Q2006.

Net Interest and Trading Revenues
Breakdown by Group Division / CIB product[1]
(In EURm.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Net interest revenues	1,443	1,613	1,216	1,729	1,604	1,870	1,863	1,582	(9)%	(15)%	5,182	6,001	6,919	15%
Trading revenues, net	2,411	1,593	2,048	1,377	2,970	1,717	1,537	2,023	47%	32%	6,186	7,429	8,247	11%
Total net interest and trading revenues	3,854	3,206	3,264	3,106	4,574	3,587	3,400	3,605	16%	6%	11,368	13,430	15,166	13%
Sales & Trading (equity)	588	467	782	628	1,157	405	473	703	12%	48%	1,595	2,465	2,739	11%
Sales & Trading (debt and other products)	2,217	1,381	1,560	1,275	2,447	1,998	1,904	1,677	32%	(12)%	5,368	6,434	8,027	25%

Sales & Trading	2,805	1,848	2,342	1,903	3,605	2,403	2,377	2,380	25%	0%	6,963	8,899	10,765	21%
Loan Products[2]	225	213	109	217	48	109	109	80	(63)%	(26)%	696	764	345	(55)%
Transaction services	222	225	230	237	261	268	257	288	21%	12%	830	915	1,074	17%
Remaining products[3]	1	3	(71)	47	21	(40)	(5)	(14)	N/M	N/M	(135)	(20)	(38)	90%

Corporate and Investment Bank	3,253	2,289	2,611	2,405	3,935	2,740	2,738	2,734	14%	(0)%	8,354	10,558	12,147	15%

Private Clients and Asset Management	694	750	675	699	736	740	720	759	9%	6%	2,923	2,818	2,955	5%

Corporate Investments	(39)	156	(33)	(46)	(34)	86	(22)	(46)	(1)%	114%	118	37	(16)	N/M

Consolidation & Adjustments	(54)	12	11	47	(63)	22	(37)	157	N/M	N/M	(26)	17	80	N/M

Total net interest and trading revenues	3,854	3,206	3,264	3,106	4,574	3,587	3,400	3,605	16%	6%	11,368	13,430	15,166	13%

1	Excludes commissions and fees and remaining revenues. See page 6 for total revenues by product.

2	Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

3	Includes net interest and trading revenues of origination, advisory and other products.

Corporate and Investment Bank
(In EURm.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Origination (equity)	128	159	156	204	154	195	139	271	33%	95%	499	647	760	17%
Origination (debt)	268	244	267	238	313	380	294	339	43%	15%	916	1,017	1,328	31%

Origination	396	403	423	442	467	576	434	611	38%	41%	1,414	1,664	2,087	25%

Sales & Trading (equity)	824	602	1,023	867	1,567	743	700	1,070	23%	53%	2,492	3,316	4,080	23%
Sales & Trading (debt and other products)	2,380	1,640	1,850	1,466	2,826	2,387	1,992	1,841	26%	(8)%	6,298	7,337	9,046	23%

Sales & Trading	3,204	2,242	2,873	2,334	4,393	3,130	2,692	2,911	25%	8%	8,790	10,653	13,126	23%

Advisory	114	145	148	197	180	156	208	239	21%	15%	488	604	783	30%
Loan products[1]	380	310	240	322	168	231	203	203	(37)%	0%	1,137	1,252	805	(36)%
Transaction services	487	480	495	513	535	565	542	586	14%	8%	1,865	1,975	2,228	13%
Other products	(42)	(21)	(102)	(59)	(64)	(130)	(59)	(65)	10%	10%	(277)	(225)	(318)	41%

Total net revenues	4,538	3,560	4,076	3,749	5,681	4,529	4,019	4,484	20%	12%	13,418	15,923	18,712	18%

Therein: Total net interest and trading revenues	3,253	2,289	2,611	2,405	3,935	2,740	2,738	2,734	14%	(0)%	8,354	10,558	12,147	15%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	—	0	—	—	—	—	N/M	N/M	(31)	0	—	N/M

Underlying revenues	4,538	3,560	4,076	3,749	5,681	4,529	4,019	4,484	20%	12%	13,387	15,923	18,712	18%

Provision for loan losses	16	(2)	2	17	(63)	(16)	4	21	24%	N/M	89	32	(55)	N/M
Provision for off-balance sheet positions[2]	(11)	5	3	(18)	(9)	(0)	(32)	8	N/M	N/M	(65)	(22)	(33)	52%

Provision for credit losses	4	3	5	(2)	(72)	(17)	(28)	29	N/M	N/M	24	10	(88)	N/M

Total noninterest expenses	3,045	2,752	2,817	2,941	3,637	3,155	2,890	3,303	12%	14%	10,568	11,555	12,986	12%

Therein: Severance payments	1	17	6	(7)	13	17	46	25	N/M	(46)%	169	17	100	N/M
Minority interest	10	9	12	6	12	11	6	(3)	N/M	N/M	5	37	26	(30)%
Restructuring activities	122	47	55	194	22	25	10	42	(78)%	N/M	299	417	99	(76)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Provision for off-balance sheet positions[2]	(11)	5	3	(18)	(9)	(0)	(32)	8	N/M	N/M	(65)	(22)	(33)	52%

Operating cost base	2,924	2,691	2,747	2,759	3,613	3,120	2,906	3,256	18%	12%	10,329	11,122	12,894	16%

Income before income taxes	1,478	810	1,257	791	2,107	1,390	1,124	1,160	47%	3%	2,760	4,336	5,781	33%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	—	0	—	—	—	—	N/M	N/M	(31)	0	—	N/M
Restructuring activities	122	47	55	194	22	25	10	42	(78)%	N/M	299	417	99	(76)%

Underlying pre-tax profit	1,600	857	1,312	985	2,128	1,415	1,135	1,202	22%	6%	3,029	4,753	5,880	24%

Additional information
Employees (full-time equivalent, at period end)	13,046	12,931	12,999	12,800	12,885	13,251	13,880	14,384	12%	4%	13,421	12,800	14,384	12%
Compensation and benefits	1,649	1,360	1,364	1,216	2,168	1,625	1,437	1,581	30%	10%	4,812	5,588	6,810	22%
Non-compensation noninterest expenses	1,396	1,392	1,454	1,725	1,469	1,531	1,453	1,723	(0)%	19%	5,756	5,967	6,176	4%
Non-compensation operating cost base	1,275	1,331	1,384	1,544	1,445	1,495	1,468	1,676	9%	14%	5,517	5,534	6,084	10%
Cost/income ratio	67%	77%	69%	79%	64%	70%	73%	73%	(6) ppt	0 ppt	79%	73%	70%	(3) ppt
Underlying cost/income ratio	64%	76%	67%	74%	64%	69%	72%	73%	(1) ppt	1 ppt	77%	70%	69%	(1) ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	147	159	170	168	177	182	189	190	14%	1%	139	168	190	14%
Average active equity	12,784	13,688	15,146	15,921	17,548	17,399	17,792	18,201	14%	2%	12,860	14,385	17,701	23%
Pre-tax return on average active equity	46%	24%	33%	20%	48%	32%	25%	26%	6 ppt	1 ppt	21%	30%	33%	3 ppt
Underlying pre-tax return on average active equity	50%	25%	35%	25%	49%	33%	26%	26%	1 ppt	0 ppt	24%	33%	33%	0 ppt

1	Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (231) m in FY2004, EUR 40 m in 1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005, EUR 17 m in 4Q2005, EUR (117) m in 1Q2006, Euro (53) m in 2Q2006, EUR (65) m in 3Q2006 and EUR (80) m in 4Q2006.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Corporate and Investment Bank
Corporate Banking & Securities
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Origination (equity)	128	159	156	204	154	195	139	271	33%	95%	499	647	760	17%
Origination (debt)	268	244	267	238	313	380	294	339	43%	15%	916	1,017	1,328	31%

Origination	396	403	423	442	467	576	434	611	38%	41%	1,414	1,664	2,087	25%

Sales & Trading (equity)	824	602	1,023	867	1,567	743	700	1,070	23%	53%	2,492	3,316	4,080	23%
Sales & Trading (debt and other products)	2,380	1,640	1,850	1,466	2,826	2,387	1,992	1,841	26%	(8)%	6,298	7,337	9,046	23%

Sales & Trading	3,204	2,242	2,873	2,334	4,393	3,130	2,692	2,911	25%	8%	8,790	10,653	13,126	23%

Advisory	114	145	148	197	180	156	208	239	21%	15%	488	604	783	30%
Loan products[1]	380	310	240	322	168	231	203	203	(37)%	0%	1,137	1,252	805	(36)%
Other products	(42)	(21)	(102)	(59)	(64)	(130)	(59)	(65)	11%	10%	(308)	(225)	(318)	41%

Total net revenues	4,051	3,080	3,581	3,236	5,146	3,964	3,477	3,898	20%	12%	11,521	13,948	16,484	18%

Underlying revenues	4,051	3,080	3,581	3,236	5,146	3,964	3,477	3,898	20%	12%	11,521	13,948	16,484	18%

Provision for loan losses	9	(18)	(1)	35	(57)	(17)	(1)	17	(52)%	N/M	79	25	(58)	N/M
Provision for off-balance sheet positions[2]	(1)	12	10	(18)	1	6	(19)	11	N/M	N/M	(66)	3	(1)	N/M

Provision for credit losses	8	(6)	8	18	(56)	(11)	(19)	28	57%	N/M	14	28	(59)	N/M

Total noninterest expenses	2,697	2,393	2,452	2,478	3,275	2,788	2,521	2,872	16%	14%	8,935	10,020	11,456	14%

Therein: Severance payments	0	17	6	(5)	12	16	45	23	N/M	(48)%	154	18	97	N/M
Minority interest	10	9	12	6	12	11	6	(3)	N/M	N/M	5	37	26	(30)%
Restructuring activities	107	39	46	139	14	17	9	36	(74)%	N/M	271	330	77	(77)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Provision for off-balance sheet positions[2]	(1)	12	10	(18)	1	6	(19)	11	N/M	N/M	(66)	3	(1)	N/M

Operating cost base	2,580	2,334	2,384	2,352	3,248	2,754	2,524	2,828	20%	12%	8,724	9,650	11,354	18%

Income before income taxes	1,346	705	1,130	722	1,928	1,192	957	1,009	40%	5%	2,507	3,903	5,086	30%
Add (deduct)
Restructuring activities	107	39	46	139	14	17	9	36	(74)%	N/M	271	330	77	(77)%

Underlying pre-tax profit	1,452	743	1,177	860	1,942	1,210	966	1,045	21%	8%	2,778	4,233	5,163	22%

Additional information
Employees (full-time equivalent, at period end)	9,242	9,182	9,306	9,243	9,431	9,693	10,172	10,263	11%	1%	9,615	9,243	10,263	11%
Cost/income ratio	67%	77%	68%	77%	64%	70%	73%	73%	(4)ppt	0 ppt	78%	72%	70%	(2) ppt
Underlying cost/income ratio	64%	76%	67%	73%	63%	69%	73%	73%	0 ppt	0 ppt	76%	69%	69%	0 ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	136	146	157	155	164	168	176	176	13%	0%	128	155	176	13%
Average active equity	11,455	12,365	13,771	14,687	16,423	16,334	16,730	17,118	17%	2%	11,479	13,070	16,610	27%
Pre-tax return on average active equity	47%	23%	33%	20%	47%	29%	23%	24%	4 ppt	1 ppt	22%	30%	31%	1 ppt
Underlying pre-tax return on average active equity	51%	24%	34%	23%	47%	30%	23%	24%	1 ppt	1 ppt	24%	32%	31%	(1)ppt

1	Includes results from credit default swaps used to hedge the investment grade loan exposure of EUR (231) m in FY2004, EUR 40 m in 1Q2005, EUR 5 m in 2Q2005, EUR (75) m in 3Q2005, EUR 17 m in 4Q2005, EUR (117) m in 1Q2006, Euro (53) m in 2Q2006, EUR (65) m in 3Q2006 and EUR (80) m in 4Q2006.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Corporate and Investment Bank
Global Transaction Banking
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Transaction services	487	480	495	535	535	565	542	586	14%	8%	1,865	1,975	2,228	13%
Other products	—	—	—	(0)	—	—	—	—	N/M	N/M	31	(0)	—	N/M

Total net revenues	487	480	495	513	535	565	542	586	14%	8%	1,897	1,975	2,228	13%

Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	—	0	—	—	—	—	N/M	N/M	(31)	0	—	N/M

Underlying revenues	487	480	495	513	535	565	542	586	14%	8%	1,865	1,975	2,228	13%

Provision for loan losses	6	16	3	(19)	(6)	1	5	4	N/M	(26)%	9	7	3	(56)%
Provision for off-balance sheet positions[1]	(11)	(7)	(7)	(0)	(9)	(6)	(14)	(3)	N/M	(82)%	1	(25)	(32)	28%

Provision for credit losses	(4)	9	(4)	(19)	(16)	(6)	(9)	1	N/M	N/M	11	(18)	(29)	62%

Total noninterest expenses	348	359	365	463	362	367	369	431	(7)%	17%	1,633	1,535	1,530	(0)%

Therein: Severance payments	0	1	(0)	(2)	0	0	1	1	N/M	65%	16	(1)	3	N/M
Minority interest	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Restructuring activities	15	9	9	55	7	8	1	6	(90)%	N/M	28	88	22	(75)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Provision for off-balance sheet positions[1]	(11)	(7)	(7)	(0)	(9)	(6)	(14)	(3)	N/M	(82)%	1	(25)	(32)	28%

Operating cost base	344	357	364	408	364	366	382	428	5%	12%	1,604	1,472	1,540	5%

Income before income taxes	132	105	126	69	179	197	168	152	118%	(10)%	254	433	696	61%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	—	0	—	—	—	—	N/M	N/M	(31)	0	—	N/M
Restructuring activities	15	9	9	55	7	8	1	6	(90)%	N/M	28	88	22	(75)%

Underlying pre-tax profit	148	113	135	125	186	205	169	157	26%	(7)%	250	521	717	38%

Additional information
Employees (full-time equivalent, at period end)	3,560	3,542	3,509	3,421	3,329	3,431	3,573	3,697	8%	3%	3,559	3,421	3,697	8%
Cost/income ratio	74%	76%	75%	90%	69%	66%	71%	74%	(16) ppt	3 ppt	86%	79%	70%	(9) ppt
Underlying cost/income ratio	71%	74%	73%	79%	68%	65%	70%	73%	(6) ppt	3 ppt	86%	75%	69%	(6) ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	12	13	13	12	13	13	13	14	16%	7%	11	12	14	16%
Average active equity	1,329	1,323	1,375	1,234	1,125	1,065	1,062	1,083	(12)%	2%	1,381	1,315	1,091	(17)%
Pre-tax return on average active equity	40%	32%	37%	23%	64%	74%	63%	56%	33 ppt	(7) ppt	18%	33%	64%	31 ppt
Underlying pre-tax return on average active equity	44%	34%	39%	40%	66%	77%	64%	58%	18 ppt	(6) ppt	18%	40%	66%	26 ppt

1	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Private Clients and Asset Management
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Portfolio/fund management	623	640	712	742	729	825	666	868	17%	30%	2,526	2,718	3,089	14%
Brokerage	463	454	468	457	546	470	432	462	1%	7%	1,655	1,843	1,910	4%
Loan/deposit	586	594	600	635	634	653	660	686	8%	4%	2,359	2,415	2,633	9%
Payments, account & remaining financial services	212	191	220	234	215	219	222	243	4%	9%	915	857	899	5%
Other products	160	132	199	266	203	141	126	189	(29)%	50%	565	757	660	(13)%

Total net revenues	2,044	2,011	2,199	2,335	2,327	2,309	2,106	2,449	5%	16%	8,020	8,589	9,191	7%

Therein: Total net interest and trading revenues	694	750	675	699	736	740	720	759	9%	6%	2,923	2,818	2,955	5%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(49)	(41)	—	(35)	—	(19)	(53)%	N/M	(8)	(90)	(54)	(40)%
Policyholder benefits and claims[1]	(11)	(9)	(10)	(20)	(15)	(11)	(10)	(17)	(16)%	58%	(50)	(49)	(53)	7%

Underlying revenues	2,033	2,002	2,140	2,275	2,313	2,263	2,095	2,413	6%	15%	7,962	8,450	9,084	8%

Provision for loan losses	78	73	90	101	78	89	97	104	3%	7%	264	342	368	7%
Provision for off-balance sheet positions[2]	(1)	(0)	1	(2)	2	(0)	1	(3)	73%	N/M	(1)	(2)	(1)	(41)%

Provision for credit losses	77	73	91	99	79	88	98	101	2%	3%	263	340	366	8%

Total noninterest expenses	1,603	1,637	1,702	1,822	1,712	1,728	1,580	1,883	3%	19%	6,370	6,764	6,902	2%

Therein: Severance payments	5	6	6	4	5	5	12	1	(75)%	(91)%	101	21	23	8%
Minority interest	(1)	(3)	13	22	6	(4)	(1)	(2)	N/M	93%	1	30	(1)	N/M
Restructuring activities	45	69	100	132	20	32	7	32	(75)%	N/M	98	346	91	(74)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	19	—	—	N/M
Policyholder benefits and claims[1]	11	9	10	20	15	11	10	17	(16)%	58%	50	49	53	7%
Provision for off-balance sheet positions[2]	(1)	(0)	1	(2)	2	(0)	1	(3)	73%	N/M	(1)	(2)	(1)	(41)%

Operating cost base	1,550	1,562	1,577	1,650	1,669	1,690	1,563	1,839	11%	18%	6,204	6,339	6,760	7%

Income before income taxes	362	302	408	412	538	493	429	462	12%	8%	1,385	1,484	1,921	29%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(49)	(41)	—	(35)	—	(19)	(53)%	N/M	(8)	(90)	(54)	(40)%
Restructuring activities	45	69	100	132	20	32	7	32	(75)%	N/M	98	346	91	(74)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	19	—	—	N/M

Underlying pre-tax profit	407	371	459	503	558	490	436	475	(6)%	9%	1,494	1,740	1,958	13%

Additional information
Employees (full-time equivalent, at period end)	26,111	26,095	26,381	26,587	27,143	27,802	28,146	28,331	7%	1%	26,055	26,587	28,331	7%
Compensation and benefits	639	607	658	672	718	755	657	751	12%	14%	2,529	2,576	2,881	12%
Non-compensation noninterest expenses	964	1,029	1,043	1,150	994	972	923	1,132	(2)%	23%	3,842	4,187	4,022	(4)%
Non-compensation operating cost base	911	955	919	979	951	934	906	1,088	11%	20%	3,676	3,763	3,879	3%
Cost/income ratio	79%	81%	77%	78%	73%	75%	75%	77%	(2)ppt	0ppt	79%	79%	75%	(4)ppt
Underlying cost/income ratio	76%	78%	74%	73%	72%	75%	75%	76%	1 ppt	0ppt	78%	75%	74%	(1)ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	68	70	72	74	72	74	75	76	3%	1%	66	74	76	3%
Average active equity	6,551	6,301	6,837	7,111	7,165	7,204	7,300	7,346	3%	1%	6,730	6,700	7,249	8%
Pre-tax return on average active equity	22%	19%	24%	23%	30%	27%	23%	25%	(1)ppt	(4)ppt	21%	22%	27%	5 ppt
Underlying pre-tax return on average active equity	25%	24%	27%	28%	31%	27%	24%	26%	(3)ppt	(3)ppt	22%	26%	27%	1 ppt
Invested assets — adjusted (at period end, in bn)[3]	868	904	869	862	881	847	882	908	5%	3%	825	862	908	5%
Memo:
Invested assets — prior to adjustments (at period end, in bn)[3]	872	909	874	867	885	852	887	908	5%	2%	828	867	908	5%

1	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

3	Invested Assets in PWM were adjusted following a review in the fourth quarter 2006. A total of € 5 billion assets was reclassified from the “Invested Assets” category to “Custody-Only Assets”. This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

Private Clients and Asset Management
Asset and Wealth Management
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Portfolio/fund management (AM)	501	513	585	600	571	672	523	704	17%	34%	2,040	2,199	2,470	12%
Portfolio/fund management (PWM)	70	75	74	84	83	81	77	91	9%	18%	300	303	332	10%

Portfolio/fund management	571	587	659	684	653	754	601	795	16%	32%	2,339	2,501	2,803	12%

Brokerage	199	193	188	188	230	197	183	201	7%	10%	667	769	811	6%
Loan/deposit	37	41	43	44	45	48	47	51	14%	7%	133	165	191	16%
Payments, account & remaining financial services	4	2	4	5	5	4	5	4	(8)%	(6)%	18	15	18	17%
Other products	80	41	119	191	119	77	68	90	(53)%	33%	332	431	354	(18)%

Total net revenues	891	865	1,014	1,111	1,052	1,080	904	1,141	3%	26%	3,488	3,880	4,177	8%

Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(42)	(39)	—	(35)	—	(8)	(79)%	N/M	(32)	(81)	(43)	(47)%
Policyholder benefits and claims[1]	(11)	(9)	(10)	(20)	(15)	(11)	(10)	(17)	(16)%	58%	(50)	(49)	(53)	7%

Underlying revenues	880	856	962	1,052	1,037	1,034	893	1,116	6%	25%	3,407	3,750	4,081	9%

Provision for loan losses	1	(1)	(1)	1	(1)	0	(1)	1	(0)%	N/M	(6)	0	0	(97)%
Provision for off-balance sheet positions[2]	(0)	(0)	1	(1)	(0)	(0)	0	(0)	(42)%	N/M	(0)	(0)	(1)	N/M

Provision for credit losses	0	(1)	0	0	(1)	0	(1)	1	56%	N/M	(6)	(0)	(1)	N/M

Total noninterest expenses	762	794	838	889	828	846	724	909	2%	25%	3,080	3,284	3,307	1%

Therein: Severance payments	(0)	1	0	3	3	1	8	1	(82)%	(94)%	51	4	12	191%
Minority interest	(1)	(3)	13	22	6	(4)	(1)	(2)	N/M	85%	1	30	(1)	N/M
Restructuring activities	34	54	71	61	12	10	3	17	(72)%	N/M	88	220	43	(81)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	19	—	—	N/M
Policyholder benefits and claims[1]	11	9	10	20	15	11	10	17	(16)%	58%	50	49	53	7%
Provision for off-balance sheet positions[2]	(0)	(0)	1	(1)	(0)	(0)	0	(0)	(42)%	N/M	(0)	(0)	(1)	N/M

Operating cost base	719	735	743	788	794	830	712	877	11%	23%	2,923	2,984	3,213	8%
Income before income taxes	129	71	176	221	225	233	180	231	5%	29%	414	597	870	46%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(42)	(39)	—	(35)	—	(8)	(79)%	N/M	(32)	(81)	(43)	(47)%
Restructuring activities	34	54	71	61	12	10	3	17	(72)%	N/M	88	220	43	(81)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	19	—	—	N/M

Underlying pre-tax profit	162	125	205	243	237	208	183	241	(1)%	31%	489	735	870	18%

Additional information
Employees (full-time equivalent, at period end)	7,500	7,367	7,288	7,026	7,092	7,290	7,213	7,194	2%	(0)%	7,580	7,026	7,194	2%
Cost/income ratio	86%	92%	83%	80%	79%	78%	80%	80%	0 ppt	0 ppt	88%	85%	79%	(6) ppt
Underlying cost/income ratio	82%	86%	77%	75%	77%	80%	80%	79%	4 ppt	(1) ppt	86%	80%	79%	(1) ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	12	13	13	14	12	12	12	12	(11)%	0%	11	14	12	(11)%
Average active equity	4,837	4,789	5,152	5,194	5,089	4,934	4,907	4,756	(8)%	(3)%	5,049	4,993	4,927	(1)%
Pre-tax return on average active equity	11%	6%	14%	17%	18%	19%	15%	19%	2 ppt	4 ppt	8%	12%	18%	6 ppt
Underlying pre-tax return on average active equity	13%	10%	16%	19%	19%	17%	15%	20%	1 ppt	5 ppt	10%	15%	18%	3 ppt
Invested assets — adjusted (at period end, in bn)[3]	715	748	709	698	713	683	713	732	5%	3%	675	698	732	5%
Invested assets AM (at period end, in bn)	573	598	553	536	544	518	540	543	1%	1%	536	536	543	1%
Invested assets PWM — adjusted (at period end, in bn)[3]	142	150	155	163	169	165	173	189	16%	9%	139	163	189	16%
Memo:
Invested assets — prior to adjustments (at period end, in bn)[3]	719	753	713	704	716	687	717	732	4%	2%	679	704	732	4%
Invested assets AM (at period end, in bn)	573	598	553	536	544	518	540	543	1%	1%	536	536	543	1%
Invested assets PWM — prior to adjustments (at period end, in bn)[3]	146	155	160	168	172	169	178	189	13%	6%	143	168	189	13%

1	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

3	Invested Assets in PWM were adjusted following a review in the fourth quarter 2006. A total of € 5 billion assets was reclassified from the “Invested Assets” category to “Custody-Only Assets”. This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

Private Clients and Asset Management
Private & Business Clients
(In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.		4Q2006 vs.		FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005		3Q2006		2004	2005	2006	FY2005
Portfolio/fund management	52	53	52	59	76	72	65	73	25%		12%		187	216	287	33%
Brokerage	264	261	280	270	316	274	248	261	(3)%		5%		988	1,074	1,099	2%
Loan/deposit	549	553	558	590	589	605	613	636	8%		4%		2,226	2,251	2,442	9%
Payments, account & remaining financial services	208	189	216	229	210	215	217	238	4%		10%		898	842	881	5%
Other products	80	90	80	76	84	64	58	99	31%		71%		233	326	305	(6)%

Total net revenues	1,153	1,147	1,186	1,224	1,275	1,229	1,202	1,308	7%		9%		4,531	4,709	5,014	6%

Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(8)	(1)	—	—	—	(11)	N/M		N/M		24	(9)	(11)	24%

Underlying revenues	1,153	1,147	1,178	1,223	1,275	1,229	1,202	1,297	6%		8%		4,556	4,700	5,003	6%

Provision for loan losses	78	73	91	100	78	88	98	103	3%		5%		270	342	368	7%
Provision for off-balance sheet positions[2]	(1)	(0)	0	(1)	2	(0)	0	(3)	122%		N/M		(1)	(2)	(1)	(69)%

Provision for credit losses	77	73	91	99	80	88	99	100	1%		2%		269	340	367	8%

Total noninterest expenses	842	842	863	932	885	881	855	974	4%		14%		3,290	3,480	3,596	3%

Therein: Severance payments	5	5	5	2	2	4	4	1	(63)%		(86)%		50	17	11	(36)%
Minority interest	0	0	(0)	(0)	0	0	0	0	N/M		16%		0	0	0	N/M
Restructuring activities	11	15	29	71	8	22	4	15	(79)%		N/M		10	127	49	(62)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M		N/M		—	—	—	N/M
Provision for off-balance sheet positions[2]	(1)	(0)	0	(1)	2	(0)	0	(3)	122%		N/M		(1)	(2)	(1)	(69)%

Operating cost base	831	827	834	863	875	860	851	962	11%		13%		3,281	3,355	3,547	6%

Income before income taxes	233	231	232	191	312	260	249	231	21%		(7)%		971	887	1,051	19%
Add (deduct)
Net (gains) losses from businesses sold/held for sale	—	—	(8)	(1)	—	—	—	(11)	N/M		N/M		24	(9)	(11)	24%
Restructuring activities	11	15	29	71	8	22	4	15	(79)%		N/M		10	127	49	(62)%

Underlying pre-tax profit	244	246	254	261	321	281	252	235	(10)%		(7)%		1,005	1,005	1,089	8%

Additional information
Employees (full-time equivalent, at period end)	18,611	18,728	19,094	19,561	20,051	20,511	20,933	21,137	8%		1%		18,475	19,561	21,137	8%
Cost/income ratio	73%	73%	73%	76%	69%	72%	71%	75%	(1	)ppt	4	ppt	73%	74%	72%	(2	)ppt
Underlying cost/income ratio	72%	72%	71%	71%	69%	70%	71%	74%	3	ppt	3	ppt	72%	71%	71%	0	ppt
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	55	57	58	60	60	62	63	64	6%		2%		54	60	64	6%
Average active equity	1,713	1,512	1,685	1,917	2,076	2,270	2,392	2,590	35%		8%		1,681	1,707	2,321	36%
Pre-tax return on average active equity	54%	61%	55%	40%	60%	46%	42%	36%	(4	)ppt	(6	)ppt	58%	52%	45%	(7	)ppt
Underlying pre-tax return on average active equity	57%	65%	60%	54%	62%	50%	42%	36%	(18	)ppt	(6	)ppt	60%	59%	47%	(12	)ppt
Invested assets (at period end, in bn)	153	156	160	163	169	165	169	176	8%		4%		150	163	176	8%

1	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Corporate Investments
(In EURm.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Net revenues	112	258	410	450	160	145	153	153	(66)%	(0)%	621	1,229	613	(50)%
Therein: Net interest and trading revenues	(39)	156	(33)	(46)	(34)	86	(22)	(46)	(1)%	114%	118	37	(16)	N/M
Add (deduct)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(87)	(0)	(342)	(372)	(9)	1	(114)	(12)	(97)%	(90)%	(176)	(801)	(134)	(83)%
Significant equity pick-ups / net (gains) losses from investments[1]	(27)	(18)	(51)	(60)	(126)	(54)	(53)	(124)	105%	134%	(148)	(156)	(356)	129%
Net (gains) losses from businesses sold/held for sale	—	—	—	—	—	—	—	—	N/M	N/M	(38)	—	—	N/M
Net (gains) losses related to premises	—	(40)	(16)	(2)	2	—	—	(14)	N/M	N/M	(20)	(57)	(12)	(78)%

Underlying revenues	(2)	200	1	16	28	92	(13)	3	(80)%	N/M	238	216	110	(49)%

Provision for loan losses	(0)	4	(4)	0	(4)	22	0	(1)	N/M	N/M	19	(0)	18	N/M
Provision for off-balance sheet positions[2]	(0)	(0)	(0)	(0)	0	(16)	(0)	(0)	(66)%	N/M	0	(0)	(15)	N/M

Provision for credit losses	(0)	4	(4)	(0)	(3)	7	(0)	(1)	N/M	N/M	19	(1)	2	N/M

Total noninterest expenses	43	52	39	47	29	14	25	75	61%	198%	416	181	144	(20)%

Therein: Severance payments	(0)	(0)	0	(0)	0	0	0	(0)	(50)%	N/M	1	(0)	0	N/M
Minority interest	1	(0)	(1)	(1)	(1)	(1)	(3)	(2)	21%	(42)%	(1)	(2)	(6)	N/M
Restructuring activities	0	(0)	1	1	0	0	1	(0)	N/M	N/M	3	2	1	(45)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	31	N/M	N/M	—	—	31	N/M
Provision for off-balance sheet positions[2]	(0)	(0)	(0)	(0)	0	(16)	(0)	(0)	(66)%	N/M	0	(0)	(15)	N/M

Operating Cost base	42	52	39	47	29	31	27	46	(2)%	71%	414	181	133	(26)%

Income (loss) before income taxes	69	202	375	404	135	109	128	79	(80)%	(38)%	186	1,049	451	(57)%
Add (deduct)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(87)	(0)	(342)	(372)	(9)	1	(114)	(12)	(97)%	(90)%	(176)	(801)	(134)	(83)%
Significant equity pick-ups / net (gains) losses from investments[1]	(27)	(18)	(51)	(60)	(126)	(54)	(53)	(124)	105%	134%	(148)	(156)	(356)	129%
Net (gains) losses from businesses sold/held for sale	—	—	—	—	—	—	—	—	N/M	N/M	(38)	—	—	N/M
Net (gains) losses related to premises	—	(40)	(16)	(2)	2	—	—	(14)	N/M	N/M	(20)	(57)	(12)	(78)%
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	31	N/M	N/M	—	—	31	N/M
Restructuring activities	0	(0)	1	1	0	0	1	(0)	N/M	N/M	3	2	1	(45)%

Underlying pre-tax profit (loss)	(44)	144	(33)	(30)	2	56	(38)	(40)	36%	7%	(194)	37	(20)	N/M

Additional information
Employees (full-time equivalent, at period end)	42	39	35	34	34	32	36	38	10%	6%	49	34	38	10%
Compensation and benefits	5	6	4	8	5	4	0	24	N/M	N/M	37	22	33	50%
Non-compensation noninterest expenses	38	46	36	39	25	11	25	51	32%	105%	379	159	111	(30)%
Non-compensation operating cost base	38	46	36	39	25	27	26	22	(44)%	(19)%	377	158	100	(37)%
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	10	10	9	7	5	5	5	5	(28)%	3%	10	7	5	(28)%
Average active equity	3,328	3,592	2,909	2,358	1,067	1,159	1,158	1,044	(56)%	(10)%	3,933	3,047	1,106	(64)%

1	Includes net gains/losses from significant equity method investments and other significant investments.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Consolidation & Adjustments (In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2004	2005	2006	FY2005
Net revenues	(110)	72	(67)	3	(179)	(182)	113	70	N/M	(38)%	(140)	(102)	(178)	74%
Therein: Net interest and trading revenues	(54)	12	11	47	(63)	22	(37)	157	N/M	N/M	(26)	17	80	N/M
Add (deduct)
Policyholder benefits and claims[1]	(4)	(0)	(0)	1	(3)	(0)	(0)	(0)	N/M	(52)%	(210)	(3)	(4)	31%

Underlying revenues	(114)	72	(68)	5	(182)	(183)	113	69	N/M	(38)%	(350)	(105)	(182)	73%

Provision for loan losses	(0)	(0)	(0)	0	0	(0)	(0)	(0)	N/M	(89)%	0	0	(0)	N/M
Provision for off-balance sheet positions[2]	0	(0)	(0)	0	(0)	0	(0)	0	N/M	N/M	0	(0)	0	N/M

Provision for credit losses	(0)	(0)	(0)	0	0	0	(0)	0	(67)%	N/M	0	(0)	(0)	191%

Total noninterest expenses	15	(28)	94	573	(5)	(58)	15	(102)	N/M	N/M	162	654	(150)	N/M

Therein: Severance payments	5	0	5	2	4	21	5	3	10%	(47)%	10	13	33	157%
Minority interest	1	5	(13)	(4)	1	(1)	1	(1)	(60)%	N/M	(1)	(11)	(1)	(94)%
Restructuring activities	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Goodwill impairment / impairment of intangibles	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	N/M
Provision for real estate fund investor compensation	—	—	—	203	—	(5)	(28)	(78)	N/M	177%	—	203	(111)	N/M
Policyholder benefits and claims[1]	4	0	0	(1)	3	0	0	0	N/M	(52)%	210	3	4	31%
Provision for off-balance sheet positions[2]	0	(0)	(0)	0	(0)	0	(0)	0	N/M	N/M	0	(0)	0	N/M

Operating Cost base	10	(33)	107	376	(9)	(52)	42	(23)	N/M	N/M	(47)	459	(43)	N/M

Income (loss) before income taxes	(125)	100	(162)	(570)	(174)	(124)	99	172	N/M	74%	(302)	(756)	(28)	(96)%
Add (deduct)
Provision for real estate fund investor compensation	—	—	—	203	—	(5)	(28)	(78)	N/M	177%	—	203	(111)	N/M

Underlying pre-tax profit (loss)	(125)	100	(161)	(368)	(174)	(130)	71	94	N/M	33%	(302)	(553)	(139)	(75)%

Additional information
Employees Infrastructure functions (full-time equivalent, at period end)	25,328	24,587	24,335	24,005	24,041	24,351	25,413	26,096	9%	3%	25,891	24,005	26,096	9%
Compensation and benefits	705	667	712	722	734	704	706	780	8%	10%	2,843	2,806	2,925	4%
Risk-weighted positions (BIS risk positions, at period end, in EUR bn.)	1	1	1	2	1	2	2	2	2%	23%	2	2	2	2%
Average active equity	957	629	794	1,614	447	370	458	1,307	(19)%	186%	1,256	998	713	(29)%

1	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

2	For purpose of the presentation of the operating cost base, provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Provision for credit losses”.

Credit Risk (In EUR m.)

	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	4Q2006 vs.	4Q2006 vs.	FY	FY	FY	FY	FY2006 vs.
	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005	3Q2006	2003	2004	2005	2006	FY2005
Allowance for loan losses
Balance, beginning of period	2,345	2,323	2,262	2,109	1,928	1,801	1,784	1,785	(15)%	0%	4,317	3,281	2,345	1,928	(18)%

Provision for loan losses	94	75	87	118	10	95	101	124	5%	22%	1,113	372	374	330	(12)%
Net charge-offs	(136)	(164)	(242)	(305)	(132)	(97)	(103)	(147)	(52)%	43%	(1,727)	(1,242)	(848)	(480)	(43)%

Charge-offs	(172)	(204)	(283)	(359)	(216)	(157)	(164)	(207)	(42)%	26%	(1,894)	(1,394)	(1,018)	(744)	(27)%
Recoveries	36	40	41	53	84	59	61	59	11%	(2)%	167	152	170	264	55%
Allowance related to acquisitions/divestitures	—	—	—	—	—	—	—	—	N/M	N/M	(105)	3	—		N/M
Foreign currency translation	20	28	2	6	(5)	(14)	3	(7)	N/M	N/M	(317)	(69)	57	(24)	N/M

Balance, end of period	2,323	2,262	2,109	1,928	1,801	1,784	1,785	1,754	(9)%	(2)%	3,281	2,345	1,928	1,754	(9)%

Allowance for off-balance sheet positions
Balance, beginning of period	345	336	346	349	329	320	299	268	(23)%	(10)%	485	416	345	329	(4)%

Provision for off-balance sheet positions	(12)	5	4	(20)	(7)	(16)	(32)	5	N/M	N/M	(50)	(65)	(24)	(50)	104%
Allowance related to acquisitions/divestitures	—	—	—	—	—	—	—	—	N/M	N/M	1	—	—		N/M
Foreign currency translation	4	5	(1)	—	(2)	(5)	1	(2)	N/M	N/M	(20)	(6)	8	(8)	N/M

Balance, end of period	336	346	349	329	320	299	268	271	(18)%	1%	416	345	329	271	(18)%

Provision for credit losses[1]	81	80	91	98	4	78	70	129	32%	85%	1,063	307	350	280	(20)%

Total problem loans (at period end)	4,843	4,621	4,327	3,871	3,565	3,473	3,477	3,302	(15)%	(5)%	6,623	4,835	3,871	3,302	(15)%
Nonaccrual loans	4,522	4,267	4,029	3,550	3,286	3,190	3,202	3,003	(15)%	(6)%	6,042	4,499	3,550	3,003	(15)%
Loans 90 days or more past due and still accruing	229	226	196	202	173	179	169	185	(9)%	10%	380	247	202	185	(9)%
Troubled debt restructurings	92	128	102	119	106	104	106	114	(4)%	7%	201	89	119	114	(4)%

Total loans (at period end, in EUR bn.)	145	145	148	153	158	166	179	170	11%	(5)%	148	139	153	170	11%

Deduct
Allowance for loan losses (in EUR bn.)	2	2	2	2	2	2	2	2	(9)%	(2)%	3	2	2	2	(9)%

Total loans net (at period end, in EUR bn.)	143	143	146	151	157	164	177	168	11%	(5)%	145	136	151	168	11%

1	Includes provision for loan losses and provision for off-balance sheet positions.

Regulatory Capital and Market Risk (In EURm.)

	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Dec 31, 2006 vs.	Dec 31, 2006 vs.	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2005	2005	2005	2006	2006	2006	2006	Dec 31, 2005	Sep 30, 2006	2003	2004	2005	2006
Capital according to BIS
Tier I	20,786	21,777	22,841	21,898	22,593	22,802	24,178	24,498	12%	1%	21,618	18,727	21,898	24,498
Tier II	10,722	10,741	12,292	11,988	11,748	10,951	11,106	10,825	(10)%	(3)%	8,253	9,885	11,988	10,825
Tier III	—	—	—	—	—	—	—	—	N/M	N/M	—	—	—	—

Total regulatory capital	31,508	32,518	35,133	33,886	34,341	33,753	35,284	35,323	4%	0%	29,871	28,612	33,886	35,323

BIS risk position and capital adequacy ratios
BIS risk position (in EUR bn.)	227	240	253	251	256	263	271	274	9.2%	1.1%	216	217	251	274
BIS capital ratio (Tier I + II + III)	13.9%	13.6%	13.9%	13.5%	13.4%	12.9%	13.0%	12.9%	(0.6)ppt	(0.1)ppt	13.9%	13.2%	13.5%	12.9%
BIS core capital ratio (Tier I)	9.2%	9.1%	9.0%	8.7%	8.8%	8.7%	8.9%	8.9%	0.2 ppt	0.0 ppt	10.0%	8.6%	8.7%	8.9%

Value-at-risk [1]
Average [2]	66.9	66.4	65.8	65.8	68.2	67.9	68.4	69.5	6%	2%	48.4	71.6	65.8	69.5
Maximum [2]	79.2	79.2	79.2	79.2	74.6	77.7	77.7	82.0	4%	6%	72.1	97.9	79.2	82.0
Minimum[2]	57.8	57.8	57.8	57.8	58.3	58.3	58.3	58.3	1%	(0)%	32.3	54.5	57.8	58.3
Period-end	64.0	69.8	69.8	69.8	70.5	63.9	67.0	76.9	10%	15%	60.0	66.3	69.8	76.9

1	All figures for 1-day holding period, 99% confidence level (CIB trading units only).

2	Amounts refer to the time period between January 1st and the respective end of the quarter.

Definitions of certain financial measures
In our presentation of results, we use the following terms with the following meanings:
Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables, net of policyholder benefits and claims (reclassified from noninterest expenses).
Provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
Operating cost base: Noninterest expenses less restructuring activities, goodwill impairment, impairment of intangibles, minority interest, provisions related to grundbesitz-invest in 4Q 2005 and related releases, policyholder benefits and claims (reclassified to underlying revenues) and provision for off-balance sheet positions (reclassified to provision for credit losses).
Non-compensation noninterest expenses: Noninterest expenses less compensation and benefits.
Non-compensation operating cost base: Operating cost base less compensation and benefits.
Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill / intangibles impairment, provisions related to grundbesitz-invest in 4Q 2005 and related releases, and specific revenues items as referred to in the respective tables. Note that underlying pretax profit also equals underlying revenues, less operating cost base, provision for credit losses and minority interest (which is excluded from the calculation of operating cost base).
Average active equity: The portion of adjusted average shareholders’ equity that has been allocated to a segment pursuant to the Group’s capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank’s Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividend accruals.

Definitions of certain financial measures
Cost ratios:
Cost/income ratio: Total noninterest expenses as a percentage of total net revenues.
Underlying cost/income ratio: Operating cost base as a percentage of underlying revenues.
Compensation ratio: Compensation and benefits as a percentage of total net revenues.
Underlying compensation ratio: Compensation and benefits as a percentage of underlying revenues.
Non-compensation ratio: Non-compensation noninterest expenses as a percentage of total net revenues.
Underlying non-compensation ratio: Non-compensation operating cost base as a percentage of underlying revenues.
Profitability ratios:
Return on average shareholders’ equity (after tax): Net income (loss) (annualized) as a percentage of average shareholders’ equity.
Adjusted return on average active equity (after tax): Net income (loss) less the reversal of 1999/2000 credit for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as percentage of average active equity.
Pre-tax return on average shareholders’ equity: Income before income taxes (annualized) as a percentage of average shareholders’ equity.
Pre-tax return on average active equity: Income before income taxes (annualized) as a percentage of average active equity.
Pre-tax underlying return on average active equity: Underlying pre-tax profit (annualized) as a percentage of average active equity.
Equity turnover (based on average shareholders’ equity): Net revenues (annualized) as a percentage of average shareholders’ equity.
Equity turnover (based on average active equity): Net revenues (annualized) as a percentage of average active equity.
Underlying equity turnover (based on average active equity): Underlying revenues (annualized) as a percentage of average active equity.
Profit margin: Income before income taxes as a percentage of net revenue.
Underlying profit margin: Underlying pre-tax profit as a percentage of underlying revenues.
The ratios based on average active equity should not be compared to those of other companies without considering the differences in the calculation of such ratios.
Management uses these measures as part of the internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the Group and its business segments and period-to-period trends. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results.

N/M — Not meaningful	ppt — percentage points

RoE Target Definition
During the implementation of our “transformation strategy” started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.
In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.
Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

									4Q2006		4Q2006				FY2006
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	vs.		vs.		FY	FY	vs.
(in EUR m., unless stated otherwise)	2005	2005	2005	2005	2006	2006	2006	2006	4Q2005		3Q2006		2005	2006	FY2005

Reported income before income taxes1)	1,783	1,414	1,878	1,037	2,605	1,867	1,780	1,873	81%		5%		6,112	8,125	33%
Add (Deduct):
Restructuring activities (Business Realignment Program-related)	168	116	156	327	42	57	18	74	(77)%		N/M		767	192	(75)%
Substantial gains from industrial holdings	—	—	(337)	(330)	—	—	(92)	—	N/M		N/M		(666)	(92)	(86)%
Income before income taxes (target definition)	1,951	1,530	1,698	1,034	2,647	1,924	1,706	1,947	88%		14%		6,212	8,224	32%
Average active equity	23,620	24,210	25,687	27,005	26,226	26,132	26,707	27,899	3%		4%		25,130	26,768	7%
Pre-tax return on average active equity (target definition)	33.0%	25.3%	26.4%	15.3%	40.4%	29.4%	25.6%	27.9%	12.6	ppt	2.3	ppt	24.7%	30.7%	6.0	ppt

1	Income before income tax expense and cumulative effect of accounting changes and reversal of 1999/2000 credits for tax rate changes.
We continue to disclose the Group’s underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.